Exhibit 99.1

AntcinA（樟芝酸A）合作發展協議

Cooperation and Development Agreement for the Antcin A Platform

甲方 / Party A

天寵生物研究股份有限公司

乙方 / Party B

英屬開曼群島商天草控股股份有限公司

前言 / Recitals

緣甲方係依據中華民國法律登記設立的公司，乙方係依據英屬開曼群島法律登記設立的公司，甲方同意將其所有 Antcin A（樟芝酸A）平台（以下稱「Antcin A平台」）相關之全球商業化權利、授權權利及資本市場發展權利依據本協議的約定無償授權乙方。本協議目的並非移轉Antcin A平台資產法律所有權，而係建立甲、乙雙方合作發展關係。

第一條 定義 / Definitions

Antcin A平台資產包括以樟芝酸A為核心之所有技術、資料、研究成果、法規成果、智慧財產、相關商業化成果及相關衍生權利，包括但不限於全球商業化權利、授權權利及資本市場發展權利；Antcin A平台產品包括但不限於TFA-01及未來衍生產品、改良分子、新適應症、人體用藥及動物用藥。

第二條 平台定位 / Platform Positioning

雙方確認Antcin A平台定位為「Next-Generation Non-Steroid Anti-Inflammatory Drug Platform（下一代非類固醇抗發炎新藥平台）」。

第三條 平台資產 / Platform Assets

Antcin A平台資產法律所有權仍由甲方持有；惟甲方同意依據本協議之約定，無償授權由乙方獨家統籌使用、管理及運作。

第四條 全球獨家權利授予 / Worldwide Exclusive Rights Grant

甲方無償授予乙方全球範圍內之獨家開發、商業化、授權、再授權、合作開發、品牌發展、投資合作及資本市場發展權利。

第五條 不可撤銷性 / Irrevocability

除雙方書面同意外，甲方依據本協議之約定授予乙方之全球獨家權利不得撤銷。任何組織變更、股權變動或管理階層異動均不影響本協議效力。

第六條 排他性 / Exclusivity

甲方不得未經乙方同意與第三方簽署與本協議衝突之合作、授權、轉讓或商業安排。

第七條 後續發展 / Future Developments

基於Antcin A平台所衍生之研究成果及智慧財產，包括但不限於新適應症、新劑型、新專利、衍生分子、改良分子及未來產品，均屬於Antcin A平台資產或產品範圍。

第八條 商業化與資本市場發展 / Commercialization and Capital Market Development

甲方同意無償授權乙方為Antcin A平台全球商業化及資本市場發展之主要整合平台，統籌國際授權、共同開發、投資合作及募資活動。

第九條 收益處理 / Economic Arrangements

一、甲方同意無償授權乙方為Antcin A平台全球商業化及授權交易之唯一被授權人。
二、甲方同意Antcin A平台相關之授權金、簽約金、里程碑金、權利金、共同開發收入、再授權收入及其他商業化收益，原則上由乙方或乙方指定之關係企業統一收取。
三、Antcin A平台相關商業收益之分配，除雙方另有書面約定外，商業收益由甲乙雙方各享有百分之五十（50%）。

第十條 未來整合 / Future Integration

雙方得就股權交換、資產整合、收購、重組或其他資本市場安排另行協商。

第十條之一 優先投資權 / Preemptive Rights

甲方如就Antcin A平台資產、Antcin A平台產品或相關業務進行增資、募資、策略投資、股權合作或其他類似交易時，乙方於相同條件下享有優先參與權。

第十條之二 優先承購權及收購選擇權 / Right of First Refusal (ROFR) and Call Option

甲方如擬出售Antcin A平台資產、相關智慧財產權、控制性股權或其他重大權利予第三人時，乙方於相同條件下享有優先承購權。甲方發生控制權重大變更、重大違約、核心資產出售或未授權第三方交易時，乙方得提出收購方案，甲方應本於誠信原則協商。

第十一條 公開揭露 / Public Disclosure

乙方及其關係企業得經甲方同意後，於證券申報、監管揭露、投資人關係活動、募資文件、私募文件及其他商業活動中揭露本協議內容。

第十二條 保密 / Confidentiality

雙方對本協議之約定及非公開資訊負保密義務，但依法令或監管要求之揭露或雙方另有約定者不在此限。

第十三條 聲明與保證 / Representations and Warranties

雙方聲明其有完整權限簽署及履行本協議。甲方聲明其對相關Antcin A平台資產具有完整的所有權、合法控制或使用權，未設定負擔，且無物之瑕疵或權利瑕疵。

第十四條 協議期間 / Term

本協議自簽署日起生效，除雙方書面終止外持續有效。

第十五條 通知 / Notices

與本協議有關之通知應以書面方式送達雙方登記地址或指定地址。

第十六條 完整協議 / Entire Agreement

本協議構成雙方完整合意，取代先前相關口頭或書面討論。

第十七條 可分割性 / Severability

任何條款無效不影響其他條款之效力。

第十八條 繼受效力 / Binding Effect

本協議對雙方及其繼受人、關係企業、受讓人及依法承接其權利義務之主體均具有拘束力。

第十九條 準據法與爭議處理 / Governing Law and Dispute Resolution

本協議的解釋與適用以中華民國法律為準據法。因本協議所生或與本協議有關的爭議應先協商；協商不成時，雙方同意將爭議提交中華民國仲裁協會依據當時有效的仲裁規則於台北市進行仲裁。仲裁語言為中文，仲裁判斷具終局拘束力。

第二十條 語文 / Language

本協議以中英文雙語製作；如有歧異，以中文版為準。

第二十一條 合約份數 / Counterparts

本協議壹式貳份，由雙方各執乙份為憑，均具有相同法律效力。

簽署頁 / Signature Page

甲方：	天寵生物研究股份有限公司
負責人:	黃思豪
簽名:	/s/ 黃思豪
日期:	2026年6月24日

乙方：	英屬開曼群島商天草控股股份有限公司
負責人:	黃思豪
簽名:	/s/ 黃思豪
日期:	2026年6月24日

Cooperation and Development Agreement for the Antcin A Platform

Party A

Pet Sunshine Biological Research Co., Ltd.

Party B

Cordyceps Sunshine Biotech Holdings Co., Ltd.

Recitals

WHEREAS, Pet Sunshine Biological Research Co., Ltd. ("Party A") is a corporation duly organized and existing under the laws of the Republic of China (Taiwan), and Cordyceps Sunshine Biotech Holdings Co., Ltd. ("Party B") is a company formed under the laws of the Cayman Islands;

Party A has developed and owns certain rights relating to the Antcin A platform (the "Antcin A Platform"), and desires to grant to Party B, on a royalty-free basis and subject to the terms and conditions of this Agreement, exclusive worldwide commercialization rights, licensing rights, and capital markets development rights relating to the Antcin A Platform;

The Parties intend to establish a strategic cooperation and development relationship with respect to the Antcin A Platform, and acknowledge that this Agreement is not intended to transfer legal ownership of the Antcin A Platform Assets, but rather to establish and integrate certain commercialization and development rights between the Parties;

SECTION 1
Definitions

Antcin A Platform Assets include, but are not limited to, all derivative rights arising from, all technologies, know-how, data, research and development results, regulatory submissions and approvals, intellectual property, and the commercialization assets centered on Antcin A (Antrodia camphorata Acid A), including without limitation global commercialization rights, licensing rights, and capital markets development rights.

Antcin A Platform Products means TFA-01 and any current or future derivative products, modified molecules, new indications, human pharmaceuticals, and animal medicines.

SECTION 2

Platform Positioning

The Parties mutually acknowledge and agree that the Antcin A platform shall be defined and positioned as the “Next-Generation Non-Steroidal Anti-Inflammatory Drug Platform.”

SECTION 3

Platform Assets

The legal ownership of the Antcin A platform assets shall remain held by Party A; provided, however, that Party A agrees, in accordance with the terms of this Agreement, to grant Party B an exclusive, royalty-free license to solely manage, operate, and utilize such assets.

SECTION 4

Worldwide Exclusive Rights Grant

Party A hereby grants to Party B, on an exclusive and royalty-free basis, all worldwide rights to development, commercialization, licensing, sublicensing, co-development, brand development, investment cooperation, and capital market development.

SECTION 5

Irrevocability

Unless otherwise mutually agreed by the Parties in writing, the worldwide exclusive rights granted by Party A to Party B pursuant to this Agreement shall be irrevocable. No organizational restructuring, change in equity ownership, or management changes of either Party shall affect the validity or enforceability of this Agreement

SECTION 6

Exclusivity

Party A shall not, without the prior written consent of Party B, enter into any agreement, cooperation, licensing, assignment, or commercial arrangement with any third party that conflicts with the provisions of this Agreement.

SECTION 7

Future Developments

Any research findings and intellectual property derived or arising from the Antcin A platform, including but not limited to new indications, new formulations, new patents, derivative molecules, modified molecules, and future products, shall belong to and be deemed part of the Antcin A platform assets or product scope.

SECTION 8

Commercialization and Capital Market Development

Party A agrees to grant Party B a royalty-free license to act as the primary integration platform for the global commercialization and capital market development of the Antcin A platform, with Party B being solely responsible for coordinating international licensing, co-development, investment cooperation, and fundraising activities.

SECTION 9

Economic Arrangements

(1)	Party A hereby agrees to grant Party B a royalty-free license to serve as the sole and exclusive licensee for the global commercialization and licensing transactions of the Antcin A platform.

(2)	Party A agrees that all licensing fees, upfront fees, milestone payments, royalties, co-development fees, sublicensing fees, and other commercialization proceeds related to the Antcin A platform shall be collected by Party B or an affiliate entity designated by Party B.

(3)	Unless otherwise mutually agreed by the Parties in writing, all commercial revenues related to the Antcin A platform shall be allocated and shared equally between Party A and Party B on a fifty-fifty (50% / 50%) basis.

SECTION 10

Future Integration

The Parties reserve the right to engage in further negotiations regarding share exchanges, asset integration, mergers and acquisitions, corporate restructurings, or any other capital market arrangements.

SECTION 10.1

Preemptive Rights

In the event that Party A conducts any capital raising, fundraising, strategic investment, equity cooperation, or other similar transactions regarding the Antcin A platform assets, Antcin A platform products, or related businesses, Party B shall have the right of first refusal to participate in such transactions under the same terms and conditions.

SECTION 10.2

Right of First Refusal (ROFR) and Call Option

In the event that Party A intends to sell the Antcin A platform assets, relevant intellectual property rights, a controlling equity interest, or other material rights to a third party, Party B shall have the ROFR to purchase such assets or rights under the same terms and conditions.

Upon the occurrence of a change of control, breach, sale of core assets, or unauthorized third-party transaction by Party A, Party B shall have the right to submit an acquisition proposal, and Party A shall be obligated to negotiate the terms of such proposal in good faith.

SECTION 11

Public Disclosure

Party B and its affiliates may, subject to the consent of Party A, disclose the contents of this Agreement in securities filings, regulatory disclosures, investor relations activities, fundraising documents, private placement memoranda, and other commercial activities.

SECTION 12

Confidentiality

The Parties shall maintain confidentiality regarding the terms of this Agreement and any non-public information, except that disclosure required by law or regulatory authority, or as otherwise agreed by the Parties, shall be permitted.

SECTION 13

Representations and Warranties

Each Party represents and warrants that it has the full power and authority to execute and perform this Agreement. Party A represents and warrants that it holds full ownership, lawful control, and the right to use the relevant Antcin A platform assets, that such assets are free and clear of all encumbrances, and that there are no defects in title or quality.

SECTION 14

Term

This Agreement shall become effective as of the date of its execution and shall remain in full force and effect unless terminated by the mutual written consent of the Parties.

SECTION 15

Notices

All notices related to this Agreement shall be in writing and delivered to the registered address or designated address of each Party.

SECTION 16

Entire Agreement

This Agreement constitutes the entire agreement between the Parties and supersedes all prior oral or written discussions and understandings relating hereto.

SECTION 17

Severability

The invalidity of any provision shall not affect the validity or enforceability of any other provision of this Agreement.

SECTION 18

Binding Effect

This Agreement shall be binding upon and inure to the benefit of the Parties, their respective successors, affiliates, permitted assigns, and any entities assuming their rights and obligations by operation of law.

SECTION 19

Governing Law and Dispute Resolution

This Agreement shall be governed by and construed in accordance with the laws of the Republic of China (Taiwan). Any dispute arising out of or in connection with this Agreement shall first be resolved through negotiations. If such dispute cannot be resolved through negotiations, the Parties agree to submit the dispute to the Chinese Arbitration Association, Taipei (CAA) for arbitration in Taipei, in accordance with its then-current arbitration rules. The language of the arbitration shall be Chinese, and the arbitral award shall be final and binding upon both Parties.

SECTION 20

Language

This Agreement is executed in both Chinese and English. In the event of any discrepancy or inconsistency between the two versions, the Chinese version shall prevail.

SECTION 21

Counterparts

This Agreement is executed in two duplicate originals, with each Party retaining one copy, and both copies shall have the same legal effect.

Signature Page

Party A: Pet Sunshine Biological Research Co., Ltd.

Representative: Szu Hao Huang

Signature:	/s/ Szu Hao Huang
Title:	Director
Date:	June 24, 2026

Party B: Cordyceps Sunshine Biotech Holdings Co., Ltd.

Representative: Szu Hao Huang

Signature:	/s/ Szu Hao Huang
Title:	Director
Date:	June 24, 2026